News Release	AMEX, TSX Symbol: NG

NovaGold Hosts Quarterly Call and Webcast Today

July 24, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) will host a conference call and webcast today at 11 am PST (2 pm EST) to discuss its quarterly results and provide an update on its portfolio of projects, along with a Q&A for analysts and fund managers.

Toll-free 1-800-952-4972 or webcast at www.novagold.net

During the conference call, NovaGold’s President & CEO will review progress at NovaGold’s core projects and discuss significant milestones anticipated over the next 12 months. The Company has a number of important advancements anticipated in the months ahead, including the start of ramp-up of gold production this summer at the Rock Creek mine. In addition, NovaGold and Teck Cominco expect to announce the new go-forward project plan for the Galore Creek copper-gold project this fall and to complete an updated feasibility for the project next year. In June, NovaGold and Barrick announced the go-forward plan for the Donlin Creek gold project with the feasibility study targeted for Q1-2009.

With NovaGold’s current portfolio of projects, the Company would produce potentially more than 1 million ounces of gold, 4 million ounces of silver and 200 million pounds of copper annually with Nome Operations, Donlin Creek and Galore Creek all in production, giving the Company an exceptional long-term production growth profile.

Rock Creek
NovaGold is working closely with mine regulators to finalize its storm water management plan and to complete final repairs to the water recycle pond. Final authorization for the start of production ramp-up is anticipated shortly. A 3-month ramp-up period is expected to bring the project to commercial levels of production, with a production target of approximately 100,000 ounces of gold on an annualized basis. Exploration work is ongoing at Rock Creek, with the objective to convert existing resources into mineable reserves and significantly expand the mine life of the project.

Achievement of gold production at Rock Creek is a major milestone for the Company. Cash flow from Rock Creek and a related line of credit is anticipated to be able to cover a substantial portion of the Company’s finance needs for its development work at the Donlin Creek and Galore Creek projects over the next couple of years.

Donlin Creek
In June, NovaGold and Barrick Gold announced a go-forward development plan for the Donlin Creek project with an expected throughput design of approximately 50,000 tonnes per day. As currently envisioned, Donlin Creek would be one of the largest gold mines in the world, operating for 25 to 30 years and producing potentially 1 to 1.5 million ounces of gold annually. The Donlin Creek LLC plans to complete and approve a feasibility study by Q1-2009, allowing for the start of permitting in early 2009 with construction targeted for 2012. The feasibility study will provide updated economics and cost estimates for the project based on onsite diesel and wind cogeneration and the revised project design. The feasibility study would allow for the conversion of the in-pit measured and indicated resources for the project to proven and probable reserves.

Exploration is ongoing at Donlin Creek, with the focus of identifying additional high-grade/high-quality ores that can increase the net present value of the project and reduce the capital payback period. Drilling completed to date in 2008 demonstrates that mineralization continues approximately 500 meters to the east of the current pit-constrained resource in the East Acma area. The 2008 holes are intercepting mineralization below and beyond the current pit limit and highlight the potential to increase the Donlin Creek resource base with additional infill drilling. Work is also in progress at the Dome target area north of the main Donlin resource to evaluate the potential for conventional CIL amenable resources that could be processed in the first few years of production.

Galore Creek
The Galore Creek project is managed by the Galore Creek Mining Corporation, an independent entity controlled equally by NovaGold and Teck Cominco. Under the ownership agreement, Teck Cominco is paying 100% of the costs associated with engineering and optimization work on the project. NovaGold and Teck Cominco are currently splitting costs one-third/two-thirds, respectively, to maintain the infrastructure built during 2007.

The Galore Creek Mining Corporation continues to evaluate and optimize alternate approaches to the Galore Creek project design and expects to announce a preferred project design in the fall of 2008. Optimization work has been very encouraging, showing potential for increased production throughput and reduced project costs. The new feasibility study, scheduled for 2009, will update cost estimates for the project and may allow for the recommencement of construction.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the possible effects of Alaska’s proposed “Clean Water” initiatives; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications & Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227